UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING

                        COMMISSION FILE NUMBER 001-16123


(Check One):
     |X| Form 10-K and Form 10-KSB  |_| Form 11-K  |_| Form N-SAR  |_| Form 10-D
     |_| Form 10-Q and Form 10-QSB  |_| Form 20-F  |_| Form N-CSR

                       For Period Ended: DECEMBER 31, 2005

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  NEWTEK BUSINESS SERVICES, INC.

Former Name if Applicable: NEWTEK CAPITAL, INC.

Address of Principal Executive Office (Street Number):462 Seventh Avenue,
                                                      14th floor,

City, State and Zip Code:  New York, NY 10018

Federal ID Number: 11-3504630

                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     |X|      (a)       The reasons described in reasonable detail in Part III
                        of this form could not be eliminated without unreasonable effort or expense;

     |_|      (b)       The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20-F, Form 11-K,
                        Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

      The Registrant has been unable to complete prior to March 31, 2006 the compilation of all information required for the completion of its financial statements and management's discussion and analysis required in Form 10-K. The delay results principally from the significant demands on the Registrant's finance and accounting staffs due to the necessity to complete the review and accounting for the 62 separate investments made by the Registrant's fifteen subsidiary certified capital companies. Included in this review process is the extensive analysis required under FIN 46 "Consolidation of Variable Interest Entities" to determine if an investment should be accounted for under the consolidated method of accounting.

         Due to the reasons described above, the Registrant cannot timely file its Form 10-K for the year ended December 31, 2005 without unreasonable effort or expense but will do so within fifteen days of the required due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Barry Sloane               212                   356-9500
           ------------------------------------------------------------
           (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s):

                                                          |X| Yes   |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          |_| Yes   |X| No


                         NEWTEK BUSINESS SERVICES, INC.
                         ------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2006                   By:  /s/ Barry Sloane
                                        -----------------------------------
                                        Name:  Barry Sloane
                                        Title: Chairman and Chief
                                               Executive Officer




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